Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-88 JAPAN
Telephone : (03) 3817- Fax : (03) 3811-

July.11, 2007

SUPPL

Securities and Exchange Commission
Headquarters
100 F Street, NE Washington, DC 20549
Office of Investor Education and Assistance

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

07025260

Hidehiro Miyake

Hidehiro Miyake
Finance Group, Director
Finance & Accounting Department
Eisai Co., Ltd.

dw 7/17

RECEIVED

2007 JUL 16 P 1:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 9, 2007

Listed Stock Name	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Akira Fujiyoshi Vice President Corporate Communications, Investors Relations Phone: +81-3-3817-5120

Notice on Details of Stock Options (New Share Acquisition Rights) to be Allocated

Eisai Co., Ltd. (the "Company") hereby announces that the details of Stock Options to be allocated to Directors, Executive Officers and employees of the Company in accordance with the resolution of the Board of Directors' Meeting (see III. below) held on June 22, 2007 have been determined as follows:

I. Eisai Co., Ltd. Stock Options No. 6-1. (Directors and Executive Officers)

1. Allocation Date of Stock Options:
July 9, 2007

2. Number of Stock Options to be issued:
1,680 units

3. Recipients of the allocation and the number of Stock Options allocated:
10 Directors – 400 units in total
24 Executive Officers – 1,280 units in total

4. Type and the number of shares to be issued or transferred upon exercise of Stock Options:
168,000 ordinary shares of the Company
(The number of shares to be issued upon exercise of one Stock Option is 100.)

5. Amounts to be contributed upon exercise of Stock Options:
Amount contributed for each ordinary share of the Company (Exercise Price): ¥5,480
Amount contributed for each Stock Option: ¥548,000
(Exercise Price is the closing price on the Allocation Date of July 9, 2007.)

II. Eisai Co., Ltd. Stock Options No.6-2 (Employees)

1. Allocation Date of Stock Options:
July 9, 2007

2. Number of Stock Options to be issued:
960 units

3. Recipients of the allocation and the number of Stock Options allocated:
32 Employees – 960 units in total

4. Type and the number of shares to be issued or transferred upon exercise of Stock Options:
96,000 ordinary shares of the Company
(The number of shares to be issued upon exercise of one Stock Option is 100.)

5. Amounts to be contributed upon exercise of Stock Options:
Amount contributed for each ordinary share of the Company (Exercise Price): ¥5,480
Amount contributed for each Stock Option: ¥548,000
(Exercise Price is the closing price on the Allocation Date of July 9, 2007.)

III. Contents of the Resolution of the Board of Directors on June 22, 2007

1. Based on the resolution of the Compensation Committee Meeting on June 21, 2007 and Article 240, Paragraph 1 and Article 238, Paragraph 2 of the Corporate Law, the Company shall issue "Eisai Co., Ltd. Stock Options No. 6-1" on July 9, 2007, as compensation to Directors and Executive Officers, in accordance with Article 238, Paragraph 1 of the Corporate Law.

2. Based on the resolution approved at the 95th General Meeting of Shareholders held on June 22, 2007 and Article 238 Paragraph 2 and Article 239 Paragraph 1 Part 1 and 2 of the Corporate Law, the Company shall issue "Eisai Co., Ltd. Stock Options No. 6-2" on July 9, 2007, in accordance with Article 238, Paragraph 1 of the Corporate Law to give an incentive to its employees to further increase the value of the Company.

(End of document)

June 22, 2007

Listed Stock Name	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Akira Fujiyoshi Vice President Corporate Communications, Investors Relations Phone: +81-3-3817-5120

Notice on Allocation of Stock Options (Stock Acquisition Rights)

Eisai Co., Ltd. (the "Company") hereby announces that the Company's Board of Directors approved the allocation of Stock Options today as indicated below;

I. Based on the resolution of the Compensation Committee Meeting on June 21, 2007 and Article 240, Paragraph 1 and Article 238, Paragraph 2 of the Corporate Law, the Company shall issue "Eisai Co., Ltd. Stock Options No. 6-1" on July 9, 2007, as compensation to directors and executive officers, in accordance with Article 238, Paragraph 1 of the Corporate Law.

II. Based on the mandate approved at the 95th General Meeting of Shareholders held today and Article 238 Paragraph 2 and Article 239 Paragraph 1 Part 1 and 2 of the Corporate Law, the Company shall issue "Eisai Co., Ltd. Stock Options No. 6-2" on July 9, 2007, in accordance with Article 238, Paragraph 1 of the Corporate Law to give an incentive to its employees to increase further value of the Company.

The specific details of the Stock Options are as follows:

I. Eisai Co., Ltd. Stock Options No. 6-1. (Directors and Executive Officers)

1. Title of offered Stock Options

   "Eisai Co., Ltd. Stock Options No. 6-1."

2. Total number of Stock Options to be offered

   1,680

   This is the estimated number of Stock Options to be offered. In the event the total number of actual application comes short of the projected number of allotment stipulated above, the said total number of actual application shall be deemed the number of Stock Options in the aggregate.

3. Type and number of shares which are the objective of the Stock Options

   The type of shares which are the subject of the Stock Options shall be common stocks of the Company. The number of shares to be issued or transferred upon exercise of each Stock Option ("Number of Shares Granted") shall be 100. However, in the event the Company carries out a stock split of common stock (inclusive of the gratis allocation of the Company's common stocks; the same hereafter in relation to stock splits) or reverse stock split, the Number of Shares Granted shall be adjusted according to the following formula. Amounts of less than one (1) share arising from this

adjustment shall be rounded-down . The provisions set forth in Section 5. (2) (i) shall be applied *mutatis mutandis* for the date to apply the Number of Granted Shares after Adjustment.

$$\text{Number of Granted Shares after Adjustment} = \text{Number of Granted Shares before Adjustment} \times \text{(Reverse) Stock Split Ratio}$$

In addition to those instances indicated above, the Company shall make adjustment to the Exercise Price within the reasonable scope when the adjustment is necessary due to unavoidable circumstances. In case where the Number of Share Granted is adjusted, the Company shall make a public announcement or give notice to the subscribers of the relevant Stock Options and are entered on the registry of share option ("subscribers") regarding such adjustment by the day before the Number of Granted Share after Adjustment is applied, or where it is otherwise impossible, such notification shall be made promptly following the applied date.

4. Assets to be contributed upon exercise Stock Options

The amount of assets contributed upon exercise Stock Options shall be the amount equal to be paid per share upon exercise ("Exercise Price") multiplied by the Number of Shares Granted.

The Exercise Price shall be the higher of the following: the average (fractions of less than one (1) yen to be rounded up) of the Closing Prices on each day of trading (not including any day on which there is no Closing Price) of the Company's common stock on the Tokyo Stock Exchange ("Closing Price") for the preceding month of the date on which the Stock Option is allocated ("Allocation Date") as established by Section 13. below, or the Closing Price on the Allocation Date (Closing Price of the trading day immediately preceding the Allocation Date shall be applied when there is no Closing Price on the Allocation Date).

5. Adjustment of Exercise Price

(1) Exercise Price of the Company's common stock shall be adjusted using the respective formulas shown below ("Exercise Price Adjustment Formula") when the circumstances indicated in (i) or (ii) below arise after the Allocation Date. Fractions of less than one (1) yen resulting from the adjustment shall be rounded up .

(i) Stock split or reverse stock split

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{1}{\text{(Reverse) Stock Split Ratio}}$$

(ii) Issuance of new shares by the Company or disposal of treasury stock at a price that is less than the market price (excluding the exercise of the sale of treasury stock pursuant to Article 194 of the Corporate Law [demand for sale of odd-lot shares by odd-lot shareholders]; and the exercise of new share subscription rights pursuant to Article 280-19 of the Commercial Code prior to the "Partial Revision of the Commercial Code [2001 Law No. 128] or exercise of the conversion of securities to the Company's common stocks or exercise of the conversion of convertible shares or the exercise of Stock Options including Stock Options attached to bonds which request issuance of the Company's common stocks).

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Shares Outstanding} + \dfrac{\text{Number of Shares Newly Issued} \times \text{Subscription Price per Share}}{\text{Market Price}}}{\text{Number of Shares Outstanding} + \text{Number of Shares Newly Issued}}$$

a) "Market price" used for the Exercise Price Adjustment Formula shall be the amount equal to the average of the Closing Price on each day of trading of the Company's common shares on the Tokyo Stock Exchange during the 30 trading days period (not including any day on which there are no closing prices) commencing from 45th trading days preceding the date from which the Exercise Price after Adjustment will apply ("Applied Date"). "Average price" shall be rounded to the nearest first decimal place.

b) "Number of Shares Newly Issued" used for the Exercise Price Adjustment Formula shall be the number equal to the number of the Company's share issued and outstanding minus the total number of shares which the Company possesses as treasury stock on the Allocation date if it is applicable, or otherwise on the day one (1) month preceding to the Allocation date.

c) In the case that the Company is disposing its own shares, the "Number of Newly Issued Shares" used for the Exercise Prices Adjustment Formula shall be read as "number of treasury stock to be disposed."

(2) Applied date for the Exercise Price after Adjustment is determined as follows;

(i) Exercise Price adjusted based on Section 1. (i) above shall be applicable after the record date for the stock split in the case of stock split, and on and after the effective date in the case of reverse stock split. When the stock split is conditioned on the basis that the General Meeting of Shareholders approves the proposal to increase the amount of equity or fund reserved by decreasing surplus, and that the base date for the split was settled before the said meeting, the Exercise Price after Adjustment shall be applied retroactively to the following day of the base date after the meeting is closed. For the subscribers who had exercised their Stock Options between the base date and the closing date of the General Meeting of Shareholders in the case specified in the preceding provisory clause, (the number of the share acquired by such exercising of Stock Option shall be referred to as "Number of Granted Share before Adjustment"), the Company's common stocks shall be issued in accordance with the number of the share calculated by using formula shown below. Fractions of less than one (1) share resulting from calculation shall be rounded up.

$$\text{Number of Shares Newly Issued} = \frac{(\text{Exercise Price before Adjustment} - \text{Exercise Price after Adjustment}) \times \text{Exercise Price before Split}}{\text{Exercise Price after Adjustment}}$$

(ii) Exercise Price after Adjustment in accordance with (1) (ii) above shall be applied from the following day of the due date of the payment for the relevant issuance or disposal of the shares (or, after the following day of the Allocation Date when it is applicable).

(3) In addition to those instances set forth in (1) (i) and (ii) above, the Company shall make an adjustment to the Exercise Price after the Allocation Date within the reasonable scope when the adjustment is necessary due to unavoidable circumstances, such as the gratis allocation of

other class shares to general shareholders or distribution of dividends to the general shareholders with the shares of other companies, after the terms and conditions of these allocation and dividends are taken into consideration.

(4) In case where Exercise Price is adjusted, the Company shall make a public announcement or give notice to the subscribers regarding such adjustment by the day before the Exercise Price after Adjustment is applied, or where it is otherwise impossible, such notification shall be made promptly following the applied date.

6. Exercise period for Stock Options

From July 9, 2009 to June 22, 2017

7. Matters related to increase in capital and capital reserve upon issuance of shares through the exercise of Stock Options

(i) The amount of capital that will increase in the event of the issuance of shares due to the exercise of Stock Options shall be one-half the ceiling on the increase of capital, etc., as calculated according to Article 40, Paragraph 1 of the Company Calculation Rules, with fractions less than one (1) yen rounded up to the nearest yen.

(ii) The amount of capital reserve that will increase in the event of the issuance of new shares due to the exercise of stock options shall be the above listed (i) ceiling on the increase in capital, etc., minus the increase in capital as stipulated by (i) above.

8. Restriction on the acquisition of stock options through transfer

The acquisition of stock options by transfer shall require the approval of the Company's Board of Directors.

9. Conditions for acquisition of Stock Options

In the event that the Company adopts a resolution at the Company's General Meeting of Shareholders made to the proposals (i), (ii), (iii), (iv) or (v) below, the Company shall acquire stock options without any payment, on the date separately stipulated by the Board of Directors. (The approval by the Company's Board of Directors or Representative Executive Officer is required for the resolutions that do not mandate the approval by General Meeting of Shareholders.)

(i) Proposal for the approval of merger agreements in which the Company will become the expired company

(ii) Proposal for the approval of spin-off agreements or spin-off plans in which the Company will become a spin-off company

(iii) Proposal for the approval of share exchange agreements or share relocation plans in which the Company will become a 100% owned subsidiary

(iv) Proposal for approval of amendment to the Articles of Incorporation regulating the necessity of the Company's approval for the acquisition of relevant shares by transfer as part of all shares issued by the Company

(v) Proposal for approval of amendment to the Articles of Incorporation regulating the necessity of the Company's approval for the acquisition, by transfer, of relevant shares to be issued for the purpose of stock options or the Company's acquisition of all shares of this relevant type through resolution of the General Meeting of Shareholders

10. Allocation of stock options for the reorganized company upon organizational restructuring and its terms and conditions

In the event that the Company merges (limited to the case that the Company ceases to exist as a result), merges and spins-off, newly spins-off, exchanges shares or relocates shares (referred to as "Organizational Restructuring" in whole,) stock options will be granted to each holder of the remaining stock options at the time that Organizational Restructuring is effectuated ("Remaining Stock Options") for joint stock companies as listed in Article 236, Paragraph 1, Part 8 of the Corporate Law ("Reorganized Company") on the basis of the following conditions. In such event, the Remaining Stock Options shall expire, and the Reorganized Company shall newly issue stock options. However, this shall be limited to the case that the granting of stock options by the Reorganized Company according to the following conditions are stipulated in the merger by absorption agreements, new merger agreements, merger and spin-off agreements, new spin-off plans, share exchange agreements or share relocation plans.

(i) Number of stock options to be granted by the Reorganized Company

The same number of stock options as those possessed by holders of Remaining Stock Options shall be granted respectively.

(ii) Type of shares for the purpose of stock options of the Reorganized Company

Common stocks of the Reorganized Company.

(iii) Number of shares for the purpose of stock options of the Reorganized Company

To be determined in accordance with Section 3. above after taking into consideration the conditions, etc. for Organizational Restructuring.

(iv) Value of assets to be contributed for the exercise of stock options

The value of assets to be contributed upon the exercise of each stock option shall be the amount to be paid, derived after adjusting the Exercise Price as stipulated by Section 4. above, with consideration to the conditions, etc., of Organizational Restructuring, multiplied by the number of shares of the Reorganized Company for the purpose of the relevant stock option as determined pursuant to (iii) above.

(v) Period during which Stock Options may be exercised

The period during which stock options may be exercised shall commence from which ever is later of the commencement date for the exercise of stock options as stipulated by Section 6. above, or the effective date of Organizational Restructuring and shall end on the expiration date for the exercise of stock options as stipulated by Section 6. above.

(vi) Matters related to the capital and capital reserve increased in the case of the issuance of shares through the exercise of stock options

To be determined in accordance with Section 7. above.

(vii) Restriction on the acquisition of stock options by transfer

The acquisition of stock options by transfer shall require approval of the Board of Directors of the Reorganized Company.

(viii) Conditions for acquisition of stock options

To be determined in accordance with Section 9. above.

(ix) Other conditions for the exercising stock options

To be determined in accordance with Section 11. below.

11. Other conditions for exercising Stock Options

In the case that an subscriber abandons his or her rights to a stock option, such stock option shall not be exercised.

12. Subscription price for Stock Option

    There will be no payment required for subscription of Stock Options. However, this will not grant any favorable conditions for subscribers in issuing the stocks.

13. Date on which Stock Options will be allocated

    July 9, 2007

14. Number of whom to be solicited for application

    10 directors and 24 executive officers, totaling 34 officers.

<u>II. Eisai Co., Ltd. Stock Options No. 6-2 (Employees)</u>

1. Title of offered Stock Option

   "Eisai Co., Ltd. Stock Options No. 6-2."

2. Total number of Stock Options to be offered

   960

   This is the estimated number of Stock Options offered. In the event the total number of actual application comes short of the projected number of allotment stipulated above, the said total number of actual application shall be deemed the number of Stock Options in the aggregate.

3. Type and number of shares which are the objective of the Stock Options

   The type of shares which are the subject to the Stock Option shall be common stock of the Company. The number of shares to be issued or transferred upon exercise of each stock option ("Number of Shares Granted") shall be 100. However, in the event the Company carries out a stock split of common stock (inclusive of the gratis allotment of the Company's common stocks; the same hereafter in relation to stock splits) or reverse stock split, the Number of Shares Granted shall be adjusted according to the following formula. Amounts of less than one (1) share arising from this adjustment shall be rounded-down . The provisions of Section 5. (2) (i) shall be applied *mutatis mutandis* for the date to apply the Adjusted Number of Shares Granted.

   Number of Granted Shares after Adjustment = Number of Granted Shares before Adjustment × (Reverse) Stock Split Ratio

   In addition to those instances indicated above, the Company shall make adjustment to the Exercise Price within the reasonable scope when the adjustment is necessary due to unavoidable circumstances. In case where the Number of Share Granted is adjusted, the Company shall make a public announcement or give notice to the subscribers of the relevant Stock Options and are entered on the registry of share option ("subscribers") regarding such adjustment by the day before the Number of Granted Share after Adjustment is applied, or where it is otherwise impossible, such notification shall be made promptly following the applied date.

4. Assets to be contributed upon exercise Stock Options

   The amount of assets contributed upon exercise Stock Options shall be the amount equal to be paid per share upon exercise ("Exercise Price") multiplied by the Number of Shares Granted.

The Exercise Price shall be the higher of the following: the average (fractions of less than one (1) yen to be rounded up) of the Closing Prices on each day of trading (not including any day on which there is no Closing Price) of the Company's common stock on the Tokyo Stock Exchange ("Closing Price") for the preceding month of the date on which the stock option is allocated ("Allocation Date") as established by Section 13. below, or the Closing Price on the Allocation Date (Closing Price of the trading day immediately preceding the Allocation Date shall be applied when there is no Closing Price on the Allocation Date).

5. Adjustment of Exercise Price

(1) Exercise Price of the Company's common stock shall be adjusted using the respective formulas shown below ("Exercise Price Adjustment Formula") when the circumstances indicated in (i) or (ii) below arise after the Allocation Date. Fractions of less than one (1) yen resulting from the adjustment shall be rounded up .

(i) Stock split or reverse stock split

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{1}{\text{(Reverse) Stock Split ratio}}$$

(ii) Issuance of new shares by the Company or disposal of treasury stock at a price that is less than the market price (excluding the exercise of the sale of treasury stock pursuant to Article 194 of the Corporate Law [demand for sale of odd-lot shares by odd-lot shareholders]; and the exercise of new share subscription rights pursuant to Article 280-19 of the Commercial Code prior to the "Partial Revision of the Commercial Code [2001 Law No. 128] or exercise of the conversion of securities to the Company's common stocks or exercise of the conversion of convertible shares or the exercise of Stock Options including stock options attached to bonds which request issuance of the Company's common stocks).

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Shares Outstanding} + \dfrac{\text{Number of Shares Newly Issued} \times \text{Subscription Price per Share}}{\text{Market Price}}}{\text{Number of Shares Outstanding} + \text{Number of Shares Newly Issued}}$$

a) "Market price" used for the Exercise Price Adjustment Formula shall be the amount equal to the average of the Closing Price on each day of trading of the Company's common shares on the Tokyo Stock Exchange during the 30 trading days period (not including any day on which there are no closing prices) commencing from 45th trading days preceding the date from which the Exercise Price after Adjustment will apply ("Applied Date"). "Average price" shall be rounded to the nearest first decimal place.

b) "Number of shares newly issued" used for the Exercise Price Adjustment Formula shall be the number equal to the number of the Company's share issued and outstanding minus the total number of shares which the Company possesses as treasury stock on the Allocation date if it is applicable, or otherwise on the day one (1) month preceding to the Allocation date.

c) In the case that the Company is disposing its own shares, the "number of newly issued shares" used for the Exercise Prices Adjustment Formula shall be read as "number of treasury stock to be disposed."

(2) Applied date for the Exercise Price after Adjustment is determined as follows;

(i) Exercise Price adjusted based on Section 1. (i) above shall be applicable after the record date for the stock split in the case of stock split, and on and after the effective date in the case of reverse stock split. When the stock split is conditioned on the basis that the General Meeting of Shareholders approves the proposal to increase the amount of equity or fund reserved by decreasing surplus, and that the base date for the split was settled before the said meeting, the Exercise Price after Adjustment shall be applied retroactively to the following day of the base date after the meeting is closed. For the subscribers who had exercised their Stock Options between the base date and the closing date of the General Meeting of Shareholders in the case specified in the preceding provisory clause, (the number of the share acquired by such exercising of Stock Option shall be referred to as "Number of Granted Share before Adjustment"), the Company's common stocks shall be issued in accordance with the number of the share calculated by using formula shown below. Fractions of less than one (1) share resulting from calculation shall be rounded up.

$$\text{Number of Shares Newly Issued} = \frac{(\text{Exercise Price before Adjustment} - \text{Exercise Price after Adjustment}) \times \text{Exercise Price before Split}}{\text{Exercise Price after Adjustment}}$$

(ii) Exercise Price after Adjustment in accordance with (1) (ii) above shall be applied from the following day of the due date of the payment for the relevant issuance or disposal of the shares (or, after the following day of the Allocation Date when it is applicable).

(3) In addition to those instances set forth in (1) (i) and (ii) above, the Company shall make an adjustment to the Exercise Price after the Allotment Date within the reasonable scope when the adjustment is necessary due to unavoidable circumstances, such as the gratis allocation of other class shares to general shareholders or distribution of dividends to the general shareholders with the shares of other companies, after the terms and conditions of these allocation and dividends are taken into consideration.

(4) In case where Exercise Price is adjusted, the Company shall make a public announcement or give notice to the subscribers regarding such adjustment by the day before the Exercise Price after Adjustment is applied, or where it is otherwise impossible, such notification shall be made promptly following the applied date.

6. Exercise period for Stock Options

From July 9, 2009 to June 22, 2017

7. Matters related to increase in capital and capital reserve upon issuance of shares through the exercise of Stock Options

(i) The amount of capital that will increase in the event of the issuance of shares due to the exercise of Stock Options shall be one-half the ceiling on the increase of capital, etc., as calculated according to Article 40, Paragraph 1 of the Company Calculation Rules, with fractions less than one (1) yen rounded up to the nearest yen.

(ii) The amount of capital reserve that will increase in the event of the issuance of new shares due to the exercise of stock options shall be the above listed (i) ceiling on the increase in capital, etc., minus the increase in capital as stipulated by (i) above.

8. Restriction on the acquisition of Stock Options through transfer

The acquisition of stock options by transfer shall require the approval of the Company's Board of Directors.

9. Conditions for acquisition of Stock Options

In the event that the Company adopts a resolution at the Company's General Meeting of Shareholders made to the proposals (i), (ii), (iii), (iv) or (v) below, the Company may acquire stock options without required any payment, on the date separately stipulated by the Board of Directors. (The approval by the Company's Board of Directors or Representative Executive Officer is required for the resolutions that do not mandate the approval by General Meeting of Shareholders.)

(i) Proposal for the approval of merger agreements in which the Company will become the expired company

(ii) Proposal for the approval of spin-off agreements or spin-off plans in which the Company will become a spin-off company

(iii) Proposal for the approval of share exchange agreements or share relocation plans in which the Company will become a 100% owned subsidiary

(iv) Proposal for approval of amendment to the Articles of Incorporation regulating the necessity of the Company's approval for the acquisition of relevant shares by transfer as part of all shares issued by the Company

(v) Proposal for approval of amendment to the Articles of Incorporation regulating the necessity of the Company's approval for the acquisition, by transfer, of relevant shares to be issued for the purpose of stock options or the Company's acquisition of all shares of this relevant type through resolution of the General Meeting of Shareholders

10. Allocation of stock options for the reorganized company upon organizational restructuring and its terms and conditions

In the event that the Company merges (limited to the case that the Company ceases to exist as a result), merges and spins-off, newly spins-off, exchanges shares or relocates shares (referred to as "Organizational Restructuring" in whole,) stock options will be granted to each holder of the remaining stock options at the time that Organizational Restructuring is effectuated ("Remaining Stock Options") for joint stock companies as listed in Article 236, Paragraph 1, Part 8 of the Corporate Law ("Reorganized Company") on the basis of the following conditions. In such event, the Remaining Stock Options shall expire, and the Reorganized Company shall newly issue stock options. However, this shall be limited to the case that the granting of stock options by the Reorganized Company according to the following conditions are stipulated in the merger by absorption agreements, new merger agreements, merger and spin-off agreements, new spin-off plans, share exchange agreements or share relocation plans.

(i) Number of stock options to be granted by the Reorganized Company

The same number of stock options as those possessed by holders of Remaining Stock Options shall be granted respectively.

(ii) Type of shares for the purpose of stock options of the Reorganized Company

Ordinary shares of the Reorganized Company.

(iii) Number of shares for the purpose of stock options of the Reorganized Company

To be determined in accordance with Section 3.above after taking into consideration the conditions, etc. for Organizational Restructuring.

(iv) Value of assets to be contributed for the exercise of stock options

The value of assets to be contributed upon the exercise of each stock option shall be the amount to be paid, derived after adjusting the Exercise Price as stipulated by Section 4. above, with consideration to the conditions, etc., of Organizational Restructuring, multiplied by the number of shares of the Reorganized Company for the purpose of the relevant stock option as determined pursuant to (iii) above.

(v) Period during which Stock Options may be exercised

The period during which stock options may be exercised shall commence from which ever is later of the commencement date for the exercise of stock options as stipulated by Section 6. above, or the effective date of Organizational Restructuring and shall end on the expiration date for the exercise of stock options as stipulated by Section 6. above.

(vi) Matters related to the capital and capital reserve increased in the case of the issuance of shares through the exercise of stock options

To be determined in accordance with Section 7. above.

(vii) Restriction on the acquisition of stock options by transfer

The acquisition of stock options by transfer shall require approval of the Board of Directors of the Reorganized Company.

(viii) Conditions for acquisition of stock options

To be determined in accordance with Section 9. above.

(ix) Other conditions for the exercising stock options

To be determined in accordance with Section 11. below.

11. Other conditions for exercising stock options

In the case that an subscriber abandons his or her rights to a stock option, such stock option shall not be exercised.

12. Subscription price for Stock Option

There will be no payment required for subscription of Stock Options.

13. Date on which Stock Options will be allocated

July 9, 2007.

14. Number of whom to be solicited for application

32 employees.

(End of document)

END